Will H. Cai

+852 3758 1210

wcai@cooley.com

December 22, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Scott Anderegg
Ms. Jennifer López-Molina

Re:	Skillful Craftsman Education Technology Ltd
Responses to the Staff’s Comment Letter Dated November 17, 2021
File No. 333-259498

Dear Mr. Anderegg and Ms. López-Molina:

On behalf of our client, Skillful Craftsman Education Technology Ltd (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated November 17, 2021 (the “Comment Letter”) on the Amendment No.1 to the Registration Statement on Form F-3 publicly filed with the Commission on October 25, 2021 (the “Registration Statement”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing Amendment No.2 to the Registration Statement (the “Amended Registration Statement”) concurrently with the submission of this response letter.

Set forth below are the Company’s responses to the Comment Letter. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Capitalized terms used but not defined herein are used herein as defined in the Amended Registration Statement.

Amendment No. 1 to Registration Statement on Form F-3 filed October 25, 2021

Prospectus Cover Page, page i

1.	We note your response and revised disclosure to comment 3 and reissue our comment. Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest. For example, on your cover page you state that "[w]e may offer the securities described in this prospectus from time to time at prices and on terms to be determined at or prior to the time of the offering, up to $95,000,000." This disclosure appears to refer to Skillful Craftsman Education Technology Limited, a Cayman Islands company. However, on page 2 you state that "[w]e currently provide approximately 642 vocational training courses that cover a wide range of subjects such as mechanics, electronics, auto repair and construction," which appears to refer to your VIE. Please revise your disclosure so that an investor clearly understands which entity you are referring to in your disclosure.

c/o 3501 Two Exchange Square, 8 Connaught Place, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3014 7818 cooley.com

December 22, 2021

In response to the Staff’s comment, the Company has revised the relevant disclosure on cover page and pages 1 to 3 of the Amended Registration Statement.

With these revisions, all references to “we,” “us,” “our,” or similar terms used in the Amended Registration Statement refer to the group that consists of Skillful Craftsman Education Technology Limited, the Cayman Islands holding company, its wholly-owned subsidiaries, and, in the context of describing our operations and consolidated financial information, our its variable interest entity in China, Wuxi Kingway Technology Co., Ltd., and the subsidiary of the variable interest entity, Shenzhen Qianhai Jisen Information Technology Ltd. “Skillful Craftsman” refers to Skillful Craftsman Education Technology Limited. "VIE" or “Wuxi Wangdao” refers to our variable interest entity in China, Wuxi Kingway Technology Co., Ltd. “VIE’s subsidiary” refers to Shenzhen Qianhai Jisen Information Technology Ltd.

2.	Provide here a description of how cash is transferred through your organization and disclosure regarding your intentions to distribute earnings or settle amounts owed under the VIE agreements. State whether any transfers, dividends, or distributions have been made to date.

In response to the Staff’s comment, the Company has revised the relevant disclosure on the cover page of the Amended Registration Statement.

3.	We note your disclosure on page 4 and throughout your filing that you control and receive economic benefits of Skillful Craftsman Education Technology Limited’s business operations through VIE agreements and that those agreements are designed to provide your WFOE or PRC subsidiary with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE. We also note disclosure that you are the primary beneficiary of the VIE. However, you or your investors do not have an equity ownership in, direct foreign investment in, or control through such ownership/investment of the VIE. As such, when describing the design of the VIE agreements and related outcome, please refrain from implying that the VIE agreement is equivalent to an equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to and clearly describe the conditions you met for consolidation of the VIE under U.S. GAAP and your disclosure should clarify that, for accounting purposes, you will be the primary beneficiary. In addition, your disclosure should note, if true, that the agreements have not been tested in a court of law.

In response to the Staff’s comment, the Company has revised the relevant disclosure on the cover page and pages 4 and 13 of the Amended Registration Statement.

4.	We note your disclosure that the VIE structure is used to replicate foreign investment in China-based companies. We note, however, that the structure provides contractual exposure to foreign investment in such companies rather than replicating an investment. Please revise here and throughout your filing, accordingly.

In response to the Staff’s comment, the Company has revised the relevant disclosure on the cover page and has checked the remainder of the Amended Registration Statement to ensure that nothing indicates or implies that the VIE structure is used to replicate foreign investment in China-based companies.

c/o 3501 Two Exchange Square, 8 Connaught Place, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3014 7818 cooley.com

December 22, 2021

5.	We note your response to comment 2 and reissue the comment in part. In this regard, we note your disclosure that "[you] face risks associated with regulatory approvals on offshore offerings, the use of variable interest entities, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, as well as the lack of PCAOB inspection on [y]our auditors, which may impact [y]our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange." Please discuss how these risks relate to China's recent statements and regulatory actions, similar to your discussion on page 3.

In response to the Staff’s comment, the Company has revised the relevant disclosure on pages 11 to 14 of the Amended Registration Statement.

Prospectus summary, page 2

6.	We note your response to comment 8 in Annex I to your response letter. Please include in the prospectus summary the disclosure you included in Annex I. In this regard, we note that the activity of the VIE is reflected in the line item titled “investments in subsidiaries and VIE” in the parent’s financial statements. Please provide a roll-forward of the investment in subsidiaries and VIE line item.

In response to the Staff’s comment, the Company has included the relevant disclosure in the Amended Registration Statement beginning on page 22.

Recent Regulatory Developments, page 3

7.	We note your revised disclosure in response to comment 6. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the CSRC, CAC or any other entity that is required to approve of the VIE's operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied. In this regard, we only note disclosure referencing inquiries, notices, warnings or sanctions from the CSRC. Please disclose whether you are required to obtain any approvals to offer securities to foreign investors, whether you have received such approvals and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.

In response to the Staff’s comment, the Company has included the relevant risk in “Prospectus Summary – Summary of Risk Factors – Risks Related to Doing Business in China” on page 8 and revised the relevant disclosure on page 13 of the Amended Registration Statement.

Summary of Risk Factors, page 7

8.	We note your response to comment 5 and reissue the comment in part. Please discuss risks arising from the legal system in China, including risks and uncertainties regarding how regulations in China can change quickly with little advance notice and cross-reference to the more detailed discussion of these risks in the prospectus.

In response to the Staff’s comment, the Company has revised the relevant disclosure on pages 8 and 12 of the Amended Registration Statement.

c/o 3501 Two Exchange Square, 8 Connaught Place, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3014 7818 cooley.com

December 22, 2021

Risk Factors, page 11

9.	We note from the audit opinion that you have a U.S. based auditor that is registered with the PCAOB and currently subject to PCAOB inspection. Please disclose any material risks to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely your auditor because of a position taken by an authority in a foreign jurisdiction. For example, disclose the risk that lack of inspection could cause trading in your securities to be prohibited under the Holding Foreign Companies Accountable Act and as a result an exchange may determine, to delist your securities.

In response to the Staff’s comment, the Company has revised the relevant disclosure on page 12 of the Amended Registration Statement.

10.	Please expand your risk factor disclosure to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.

In response to the Staff’s comment, the Company has revised the relevant disclosure on page 12 of the Amended Registration Statement.

11.	We note your response to comment 11 and your revised disclosure with regards to how the greater oversight by the Cyberspace Administration of China may impact your business. Please revise your disclosure to also explain how this oversight impacts your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

In response to the Staff’s comment, the Company has revised the relevant disclosure on page 11 of the Amended Registration Statement.

General

12.	We note your response to comment 13. Please provide similar disclosure in your filing clarifying the applicability of the “Opinions on Further Alleviating the Burden of Homework and After School Tutoring for Students in Compulsory Education” to you and your business. Please also address if these guidelines may be expanded in the future to cover any of your business or operations, in light of the uncertainties regarding the interpretation of laws, rules and regulations in China and given that these rules can change quickly with little advance notice.

In response to the Staff’s comment, the Company has revised the relevant disclosure on page 3 of the Amended Registration Statement.

*                        *                        *

c/o 3501 Two Exchange Square, 8 Connaught Place, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3014 7818 cooley.com

If you have any questions regarding the Amended Registration Statement, please contact the undersigned by phone at +852-3758-1210 or via e-mail at wcai@cooley.com.

Very truly yours,

/s/ Will H. Cai
Will H. Cai

cc:	Xiaofeng Gao, Co-Chief Executive Officer, Skillful Craftsman Education Technology Limited
Bin Fu, Co-Chief Executive Officer, Skillful Craftsman Education Technology Limited
Dawei Chen, Chief Financial Officer, Skillful Craftsman Education Technology Limited
Frank Parrish, Partner, TPS Thayer, LLC

c/o 3501 Two Exchange Square, 8 Connaught Place, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3014 7818 cooley.com